UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ProUroCare Medical Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74373C107
(CUSIP Number)

Clement A. Nelson
5644 Heather Court
Shoreview, MN  55126
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 74373C107

(1)	Names of reporting person: Clement Nelson I.R.S. Identification Nos. of above person (entities only): NA

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: United States

Number of shares beneficially owned by each reporting person with:
(5) Sole Voting Power: 180,000

(6) Shared Voting Power: 1,947,498(1)

(7) Sole Dispositive Power: 180,000

(8) Shared Dispositive Power: 1,947,498(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,127,498(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)	Percent of Class Represented by Amount in Row (9): 13.3%

(14)	Type of Reporting Person: IN

(1)                                  Includes 1,947,498 shares of common stock held CS Medical Technologies, LLC, of which Mr. Nelson is a member.

(2)                                  Includes 180,000 shares held directly and 1,947,498 shares of common stock held CS Medical Technologies, LLC, of which Mr. Nelson is a member.

Item 1(a).	Name of Issuer: ProUroCare Medical Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The address of the principal executive offices of the Issuer is 5500 Wayzata Blvd., Suite 310, Wayzata, MN 55416.

Item 2(a).	Name of Person Filing: Clement A. Nelson

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Mr. Nelson’s principal address is 5644 Heather Ridge Court, Shoreview, MN 55126.

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number: 74373C107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership

(a)	Amount beneficially owned: 2,127,498(1)

(b)	Percent of class: 13.3%.

(c)	Number of shares to which the person has:

(i) Sole Voting Power: 180,000

(ii) Shared Voting Power: 1,947,498(2)

(iii) Sole Dispositive Power: 180,000

(iv) Shared Dispositive Power: 1,947,498 (2)

Item 5.	Ownership of Five Percent or Less of a Class.

NA

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NA

Item 8.	Identification and Classification of Members of the Group.

NA

Item 9.	Notice of Dissolution of Group.

NA

Item 10.	Certification.

NA

(1)             Includes 180,000 shares held directly and 1,947,498 shares of common stock held CS Medical Technologies, LLC, of which Mr. Nelson is a member.

(2)             Includes 1,947,498 shares of common stock held CS Medical Technologies, LLC, of which Mr. Nelson is a member.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 2007
Mr. Clement A. Nelson

Signature:	/s/ Clement A. Nelson